SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 26, 2025

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, March 25, 2025 regarding “Ericsson’s Annual General Meeting 2025”

PRESS RELEASE

March 25, 2025

Ericsson’s Annual General Meeting 2025

Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) (the “Company”) held its Annual General Meeting (“AGM”) today on March 25, 2025 in Kista, Stockholm. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Income Statements and the Balance Sheets

The AGM resolved to adopt the Income Statement and the Balance Sheet for the Company as well as the Consolidated Income Statement and the Consolidated Balance Sheet for the Group for 2024.

Dividend

The proposed dividend of SEK 2.85 per share was approved by the AGM. The dividend will be paid in two installments: SEK 1.43 per share with the record date Thursday, March 27, 2025, and SEK 1.42 per share with the record date Monday, September 29, 2025. Euroclear Sweden AB is expected to disburse SEK 1.43 per share on Tuesday, April 1, 2025, and SEK 1.42 per share on Thursday, October 2, 2025.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2024.

Discharge from liability

The members of the Board and the President were discharged from liability for the financial year 2024.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Jan Carlson was re-elected as Chair of the Board and Jon Fredrik Baksaas, Börje Ekholm, Eric A. Elzvik, Kristin S. Rinne, Jonas Synnergren, Jacob Wallenberg, Christy Wyatt and Karl Åberg were re-elected as Board members. Christian Cederholm and Marachel Knight were elected as new Board members. It was also noted that the unions have appointed Ulf Rosberg, Annika Salomonsson and Kjell-Åke Soting as employee representatives in the Board of Directors with Frans Frejdestedt, Loredana Roslund and Stefan Wänstedt as deputies.

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PRESS RELEASE

March 25, 2025

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal, entailing a yearly fee of SEK 5,000,000 to the Chair of the Board, and fees of SEK 1,300,000 to each of the other non-employee members of the Board, elected by the AGM. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 560,000 to the Chair of the Audit and Compliance Committee and SEK 320,000 to each of the other members of the Audit and Compliance Committee, SEK 235,000 to the Chair of the Enterprise Business and Technology Committee and SEK 205,000 to each of the other members of the Enterprise Business and Technology Committee, SEK 225,000 to each of the Chairs of the Finance Committee and the Remuneration Committee, and SEK 200,000 to each of the other members of the Finance Committee and the Remuneration Committee.

The AGM approved the Nomination Committee’s proposal that part of the fees to the members of the Board, in respect of their Board assignment (excluding fees for Committee work), may be paid in the form of synthetic shares.

In addition to the fees described above, the AGM resolved, in accordance with the Nomination Committee’s proposal, that additional compensation be paid to non-employee Board members elected by the AGM for each physical Board meeting attended in Sweden as follows:

Residence of Board member	Compensation per meeting
Nordic Countries	None
Europe (non-Nordic)	EUR 2,000
Outside of Europe	USD 5,000

Auditor

The AGM re-elected Deloitte AB as auditor for the period up until the end of the AGM 2026 and approved the Nomination Committee’s proposal for the auditor fees.

Long-Term Variable Compensation Programs

Long-Term Variable Compensation Program 2025 (LTV 2025)

The AGM resolved to approve the Board of Directors’ proposal on:

•

implementation of LTV 2025 for the Executive Team, including the President and CEO, and for employees classified as Executives, (currently approximately 200 employees), comprising a maximum of 12.7 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 12.7 million B-shares covered by LTV 2025 correspond to approximately 0.38 percent of the total number of registered shares of the Company;

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PRESS RELEASE

March 25, 2025

•

a directed issue of 12.7 million C-shares to Skandinaviska Enskilda Banken AB (“SEB”), or subsidiaries of SEB, at a subscription price corresponding to the quota value of the share (approximately SEK 5);

•

authorization for the Board of Directors to, prior to the AGM 2026, resolve on an acquisition offer regarding the 12.7 million C-shares at a price per share corresponding to the quota value of the share; following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange;

•

transfer of no more than 10.9 million B-shares, free of consideration, to employees covered by the terms of LTV 2025, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2025, prior to the AGM 2026, retain and sell no more than 70% of the vested B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•

transfer of no more than 1.8 million B-shares on Nasdaq Stockholm, prior to the AGM 2026, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Addition to the terms of the Long-Term Variable Compensation Programs LTV I 2023, LTV II 2023 and LTV 2024

The AGM resolved to approve the Board of Directors’ proposal on an addition to the terms of LTV I 2023, LTV II 2023, and LTV 2024 to ensure compliance as required. The addition shall be included as a new final paragraph under “Allocation of shares” in the respective program.

Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the previously resolved LTV program 2024 (LTV 2024)

The AGM resolved to approve the Board of Directors’ proposal on:

•	a directed issue of 10.4 million C-shares to SEB, or subsidiaries of SEB, at a subscription price corresponding to the quota value of the share (approximately SEK 5);

•

authorization for the Board of Directors to, prior to the AGM 2026, resolve on an acquisition offer regarding the 10.4 million C-shares at a price per share corresponding to the quota value of the share; following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange;

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PRESS RELEASE

March 25, 2025

•

transfer of no more than 8.6 million B-shares, free of consideration, to employees covered by the terms of LTV 2024, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2024, prior to the AGM in 2026, retain and sell no more than 70% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•

transfer of no more than 1.8 million B-shares on Nasdaq Stockholm, prior to the AGM 2026, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock on an exchange for previously resolved LTV programs 2022, I 2023 and II 2023

The AGM resolved to approve the Board of Directors’ proposals on:

•

transfer of no more than 2.2 million B-shares on Nasdaq Stockholm, prior to the AGM 2026, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges, which may occur in relation to the previously resolved and ongoing LTV programs LTV 2022, LTV I 2023 and LTV II 2023; and

•

authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2022, LTV I 2023 and LTV II 2023, prior to the AGM 2026, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities.

Proposal from a shareholder

The AGM resolved to reject the proposal from a shareholder that the AGM should resolve that Ericsson implement a policy ensuring that executive bonuses are disbursed only after all employees have received cost-of-living and performance based salary increases each year.

Shares and votes

There are in total 3,348,251,735 shares in the Company; 261,755,983 A-shares and 3,086,495,752 B-shares, corresponding to in total 570,405,558.2 votes. The Company’s holding of treasury stock as of March 25, 2025, amounts to 15,579,561 B-shares, corresponding to 1,557,956.1 votes.

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PRESS RELEASE

March 25, 2025

NOTES TO EDITORS:

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MORE INFORMATION AT:

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media.relations@ericsson.com (+46 10 719 69 92)

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

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PRESS RELEASE

March 25, 2025

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: March 26, 2025